FORM 12b-25

                   NOTIFICATION OF LATE FILING

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON D.C.  20549

FORM 12b-25                                  COMMISSION FILE NO.
                                                33-21537-D

NOTIFICATION OF LATE FILING                       CUSIP NUMBER
       (Check One)                                 238326 10 2

   [ ] Form 10-K, [ ] Form 11-K, [ ] Form 20-F, [x] Form 10-Q

               For Period Ended: September 30, 1999


Read Attached Instruction Sheet Before Preparing Form.   Please Print or
Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
     ___________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
   ________________________________________________________________

Part I - Registrant Information ________________________________________

Full Name of Registrant:        Dauphin Technology, Inc.
Former Name of Applicant:
Address of Principal Executive Office
 (Street and Number):           800 E. Northwest Highway, Suite 950
City, State and Zip Code:       Palatine, Illinois 60067

Part II - Rules 12b-25 (b) and (c) _____________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative___________________________________________________

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The failure to timely file Form 10-Q cannot be eliminated without unreasonable effort or expense because the Registrant has not been able to keep and/or hire a sufficient number of experienced accounting personnel due to its financial condition.


Part IV - Other Information ______________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

      Mr. Peter Evangelou    847             358-4406
         (NAME)          (AREA CODE)    (TELEPHONE NUMBER)
___________________________________________________________________________

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          [x] Yes   [ ]No

__________________________________________________________________________
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes [] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The electronic contract manufacturing portion of the business of R.M.Schultz & Associates has been discontinued, as the Registrant has decided to concentrate on its core business, handheld computers. The net loss for the third quarter will be $2.5 million as a result of the discontinuation of those operations.
__________________________________________________________________________


                     Dauphin Technology, Inc.
          (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                  /s/ Andrew Kandalepas
                                      Chairman/CEO